October 10, 2025

VIA EDGAR

Mr. David Orlic

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	abrdn Global Dynamic Dividend Fund
Registration Statement filed on Form N-2
File Nos. 333-289796 and 811-21901

Mr. Orlic and Ms. DiAngelo Fettig:

On behalf of abrdn Global Dynamic Dividend Fund (the “Fund”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by Ms. DiAngelo Fettig in a telephone conversation with me and Kimberley Church of Dechert LLP on September 22, 2025, and provided by Mr. Orlic in a telephone conversation with me and Ms. Church on September 24, 2025, relating to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed on August 22, 2025.

For your convenience, the substance of those comments has been restated below. The Fund’s response to each comment is set out immediately under the comment. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Accounting Comments

Comment 1: For future filings, please include in the transmittal letter the reason for the filing.

Response: The Fund will include the reason for the filing in future transmittal letters.

Comment 2: Given that the Registration Statement is being filed pursuant to General Instruction A.2 of Form N-2, please supplementally confirm that the Fund’s future N-CSR filings will include an auditor’s consent and will include the disclosures required by Instruction 4.h. to Item 24 of Form N-2.

Response: The Fund so confirms.

Comment 3: Footnote 5 to the fee table indicates that the “Interest expenses on bank borrowings” line item is based on average total borrowings of $4,899,941. However, the amount drawn on the Fund’s line of credit had increased to $18,356,064 as of the most recent semi-annual period. Please supplementally explain whether an estimate based on $4,899,941 is reasonable considering the recent increase in the line of credit outstanding.

Response: The amount of borrowing by the Fund fluctuates up and down throughout the year. For example, during the semi-annual period ended April 30, 2025, the amount drawn on the line of credit fluctuated between $0 and $20,762,876 with an average amount outstanding of $4,899,941, and more recently, during the fiscal year-to-date period from November 1, 2024 through September 30, 2025 has fluctuated between $0 to $20,762,876 with an average amount outstanding of $5,994,831. In addition, while the amount drawn on the Fund’s line of credit had increased to $18,356,064 as of the end of most recent semi-annual period, the Fund does not anticipate its estimated average borrowings to approach that amount for the upcoming fiscal year. Although the Fund’s estimated average total borrowings may be subject to change based on market conditions, we believe that basing the estimated “Interest expenses on bank borrowings” line item on average total borrowings of $4,899,941 during the semi-annual period ended April 30, 2025 is reasonable and more line with the Fund’s anticipated interest expense for the upcoming fiscal year.

Comment 4: The Staff notes that the expense example does not include sales load or estimated offering costs. Accordingly, please supplementally confirm that the prospectus supplement will include the effect of any applicable sales loads and offering costs.

Response: The Fund so confirms.

Comment 5: Please explain how the disclosure requirements of Item 4.3 of Form N-2, with respect to the audit requirement for senior securities, have been met.

Response: The Fund confirms that it has incorporated the audited senior securities information by reference to its audited financial highlights consistent with the “Dear Chief Financial Officer” letter from the Chief Accountant of the Division of Investment Management Annual Industry Comment Letter dated February 14, 2001 (the “ Dear CFO Letter”). To meet the audit requirement of Item 4.3 of Form N-2, the Dear CFO Letter states that the independent accountant must express an opinion on the senior securities table itself or financial highlights that include the senior securities table, and registrants must include, or incorporate by reference, this opinion in the registration statement. The Dear CFO Letter notes that one way to meet the audit requirement of Item 4.3 of Form N-2 is for registrants to include the senior securities table information with the per share and ratio information in the financial highlights. Since the financial highlights are specifically covered by the audit opinion, the senior securities table information also would be covered. In line with the Dear CFO Letter, the Fund has incorporated the audited senior securities information by reference to its audited financial statements on Form N-CSR, which includes the financial highlights containing the audited senior securities information and the opinion of its independent registered public accounting firm thereon. Accordingly, the Fund believes that it has satisfied the requirement to include audited senior securities information in the Registration Statement.

Comment 6: Footnote 2 to the senior securities table indicates that the Fund is disclosing an asset coverage ratio that is calculated by dividing net assets plus the amount of any borrowings for investment purposes by the amount of the line of credit. Please supplementally confirm that the asset coverage calculations were performed in accordance with Section 18 of the Investment Company Act of 1940. In addition, if the Fund is using an asset coverage ratio rather than asset coverage per unit, please revise the column heading titled “Asset Coverage Per Unit” accordingly.

Response: The Fund confirms that the asset coverage ratio was calculated by dividing total assets (less all liabilities and indebtedness not represented by senior securities) by the aggregate amount of senior securities representing indebtedness, in accordance with Section 18 of the Investment Company Act of 1940.

The Fund has revised the disclosure in footnote 2 as follows (added text bold and underlined; deleted text struck through):

Asset coverage ratio is calculated by dividing ~~net assets plus the amount of any borrowings for investment purposes~~total assets (less all liabilities and indebtedness not represented by senior securities) by the amount of the line of credit.

The Fund has also revised the column heading titled “Asset Coverage Per Unit” accordingly.

Comment 7: Footnote 3 to the senior securities table indicates that the column titled “Asset Coverage Per $1000” represents the “average managed asset coverage” per every $1,000 of the total loan amount outstanding. The Staff notes that asset coverage should be disclosed as of a specific point in time rather than as an average, and that the term “managed asset” is not defined or used elsewhere. Please revise or define this term.

Response: The Fund has revised the footnote as follows (deleted text struck through):

Represents the ~~average managed~~ asset coverage per every $1,000 of the total loan amount outstanding.

Disclosure Comments

Comment 8: Please remove disclosure referring to the SEC’s public reference facilities, which have all closed.

Response: The Fund has revised the disclosure accordingly.

Comment 9: The Staff notes that the Fund has entered into a line of credit with BNP Paribas Prime Brokerage International Ltd. (“BNPP PB”) that was not filed with the Registration Statement. Please file the agreement or explain why the agreement is not required to be filed pursuant to Item 25(2)(k) to Form N-2.

Response: The Fund has a US PB Agreement with BNPP PB which provides a secured, uncommitted line of credit for the Fund where selected Fund assets are pledged against advances made to the Fund, as described in the Registration Statement. The agreement was entered into when the Fund was named “Alpine Global Dynamic Dividend Fund.” A copy of this agreement was referenced in Part C, Item 2(k)(4) as “Facility Agreement” and filed as exhibit 2(k)(4) to the Registration Statement at https://www.sec.gov/Archives/edgar/data/1362481/000110465925081881/tm2523786d1_ex99-2xkx4.htm.

Comment 10: Please revise the undertaking in Item 34(7) of Part C to comply with the requirements of Form N-2.

Response: The Fund has revised the disclosure as follows (added text bold and underlined):

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

Comment 11: With respect to the control share acquisition statute (the “Control Share Statute”) contained in Subchapter III of the Delaware Statutory Trust Act (the “DSTA”), please disclose: (i) the rationale for not broadly exempting application of the Control Share Statute; and (ii) whether the Board has considered the provisions and determined that they are in the best interest of the Fund and its shareholders.

Response: The Fund has revised the disclosure as follows (deleted text struck through and added text bolded and underlined):

Once a shareholder reaches a threshold, such shareholder has no voting rights under the DSTA with respect to shares acquired in excess of that threshold (i.e., the “control shares”) unless approved by a vote of the non-acquiring shareholders, or otherwise exempted by the fund’s board of trustees. Approval by non-acquiring shareholders requires the affirmative vote of two-thirds of all votes entitled to be cast on the matter, excluding shares held by the acquiring shareholder and its associates as well as shares held by certain insiders of a Fund. Alternatively, the Board is permitted, but not obligated, to exempt acquisitions specifically, generally, or generally by type of control shares, either in advance or retroactively. As of the date hereof, the Board has not received notice of the occurrence of a control share acquisition or been requested to exempt any acquisition. ~~As of the date hereof,~~ Accordingly, the Board has not had occasion to consider or determine whether the application of the Control Share Statute to a specific acquisition of Fund shares is in the best interest of the Fund and its shareholders or should be exempted ~~any acquisition of control shares nor made any determination with respect to the provisions of the Control Share Statute~~. The Board has also not had any reason to address these issues in the abstract, as opposed to in a specific context.

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Please contact the undersigned at 202-261-3386 should you have any questions regarding this matter.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

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